EXHIBIT 99.1

Tekmira Prices Public Offering

FOR IMMEDIATE RELEASE	June 9, 2011

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today it has priced a public offering of units at a price of Cdn$2.85 per unit. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of Cdn$3.35 for a period of five years from closing.  The Company expects that the offering will yield gross proceeds, before expenses, of approximately $5.0 million and intends to use the net proceeds of the offering for general corporate purposes. The offering is expected to close on or about June 15, 2011, subject to customary closing conditions.

Versant Partners Inc. is acting as the placement agent for the offering in Canada and other jurisdictions outside the United States. The securities described above are being offered in the United States directly by the Company.  The securities are being offered pursuant to a base shelf prospectus filed in Canada and a registration statement filed with the Securities and Exchange Commission (SEC), which became effective on November 4, 2010. ThinkEquity LLC has acted as a financial advisor to Tekmira.

A prospectus supplement relating to the offering will be filed on SEDAR and with the SEC. The base prospectus related to the offering and the prospectus supplement can be obtained at the SEC's website at http://www.sec.gov or on SEDAR at http://www.sedar.com. A copy of the base prospectus and prospectus supplement may also be obtained from Tekmira Pharmaceuticals Corporation at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Tekmira
Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information
This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s public offering of units; the pricing of the units and exercise price of warrants in the public offering; expected gross proceeds; timing of the closing of the offering and Tekmira's strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: Tekmira's financial position and execution of Tekmira's business strategy including the timing, pricing, size and closing of a public offering of units;

the filing of a prospectus supplement relating to the offering; and LNP's status as a leading RNAi delivery technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: changing market conditions may have a material adverse effect on Tekmira's financial position and ongoing business strategy and ability to complete the offering of units, or related filings, in the timeframe proposed, or at all; the possibility that the ultimate pricing of the units and exercise price of the warrants may not be in the amount we expect; the possibility that the offering will not yield the proceeds that we expect, or any proceeds at all; the possibility that the offering will not close as expected, or at all; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and future operating results are uncertain and likely to fluctuate.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors
Jodi Regts
Director, Investor Relations
Phone: 604-419-3234
Email: jregts@tekmirapharm.com

Media
David Ryan
Longview Communications Inc.
Phone: 416-669-7906
Email: dryan@longviewcomms.ca